SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549


                               FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 [FEE REQUIRED]

              For the Fiscal Year Ended December 31, 1994

                                  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                   Commission File Number 000-20371






         GULF STATES UTILITIES COMPANY EMPLOYEES' THRIFT PLAN
                       (Full title of the plan)






                          ENTERGY CORPORATION
                              639 Loyola
                     New Orleans, Louisiana  70113
          (Issuer and address of principal executive office)

                     GULF STATES UTILITIES COMPANY
                        EMPLOYEES' THRIFT PLAN


                           Table of Contents


                                                             Page
                                                             Number
                                                             Herein

(a)Financial Statements and Supplemental Schedules:

   Report of Independent Accountants                          3

   Statement of Net Assets Available for Benefits
     With Fund Information December 31, 1994                  4

   Statement of Net Assets Available for Benefits
     With Fund Information December 31, 1993                  5

   Statement of Changes in Net Assets Available for
     Benefits With Fund Information- Year ended
     December 31, 1994                                        6

   Statement of Changes in Net Assets Available for
     Benefits With Fund Information- Year ended
     December 31, 1993                                        7

   Notes to Financial Statements                              8

   Item 27a - Schedule of Assets Held for Investment
     Purposes - December 31, 1994                            14

   Item 27d - Schedule of Reportable Transactions -
     December 31, 1994                                       16

   Signature                                                 17


(b)Exhibit:

     Consent of Coopers & Lybrand L.L.P.                     18

                   REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustee and Participants of the
Gulf States Utilities Company Employees' Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of Gulf States Utilities Company Employees' Thrift Plan (the
Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Coopers & Lybrand L.L.P.

New Orleans, Louisiana
June 16, 1995


                        GULF STATES UTILITIES COMPANY
                            EMPLOYEES' THRIFT PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            as of December 31, 1994

                                                                Fund Information
                                                                                               Investment
                                Common   Preferred   Acorn     Guardian    Puritan   Savings    Contract  Participant
                                 Stock     Stock      Fund       Fund       Fund       Fund       Fund       Loans        Total
PLAN ASSETS:
  Interest receivable            $3,227              $3,026       $599       $371    $307,481    $229,053                 $543,757
  Participant loans                                                                                       $11,301,990   11,301,990

  Investment in securities,
     at market value:
      Entergy Corporation
         common stock,
         975,434 shares
         (cost $22,077,660)* 21,337,619                                                                                 21,337,619
      Gulf States Utilities
         Company  $4.40
         Dividend Preferred
         Stock, 712 shares
         (cost $44,098)                 $39,872                                                                             39,872
      Gulf States Utilities
         Company  $9.75
         Dividend Preferred
         Stock, 218 shares
         (cost $27,062)                  21,364                                                                             21,364
   Investment in mutual
      funds, at market value:
      Acorn Fund, 1,745,144
         units (cost
         $19,768,063) *                          21,220,954                                                             21,220,954
      Guardian Fund, 285,183
         units (cost $5,313,923)                             5,198,888                                                   5,198,888
      Puritan Fund, 256,809 units
         (cost $4,108,201)                                              3,803,336                                        3,803,336
   U. S. Government Securities,
      at market value:
      U. S. Treasury Bills
         (in aggregate),
         (cost $17,522,019) *                                                      17,525,114                           17,525,114
      U. S. Treasury Notes
         (in aggregate),
         (cost $8,638,371) *                                                        8,657,870                            8,657,870
      Federal National
         Mortgage Association
         Discount Note, 6.02%,
         due 3/24/95
         (cost $2,561,986)                                                          2,560,238                            2,560,238
   Investment Contracts, at
    contract value:
      Principal Mutual Life
       Insurance Company                                                                        6,672,092                6,672,092
      Provident Life &
       Accident Insurance
         Company                                                                                3,827,741                3,827,741
      Provident National
       Assurance Company                                                                        6,447,667                6,447,667
      State Mutual Life
       Assurance Company                                                                        3,822,213                3,822,213
      CNA Insurance Company                                                                     3,947,784                3,947,784
   Investment in IDS Trust
     Fund, at market value,
     459,882 units (cost
     $17,096,439)*                                                                             17,185,773               17,185,773
   Temporary cash investments   809,017           1,098,129    234,152    199,962   8,362,608     949,561               11,653,429
                            ------------------------------------------------------------------------------------------------------
Net Assets Available for
 Benefits                   $22,149,863 $61,236 $22,322,109 $5,433,639 $4,003,669 $37,413,311 $43,081,884 $11,301,990 $145,767,701
                            ======================================================================================================

* Investment represents 5% or more of total net assets

See Notes to Financial Statements.


                        GULF STATES UTILITIES COMPANY
                           EMPLOYEES' THRIFT PLAN
  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          as of December 31, 1993

                                                        Fund Information
                                                                                             Investment
                            Common  Preferred    Acorn    Guardian    Puritan     Savings     Contract  Participant
                             Stock     Stock      Fund      Fund        Fund        Fund        Fund       Loans      Total
PLAN ASSETS:
  Interest receivable                                                              $210,041     $44,155                 $254,196
  Participant loans                                                                                     $12,536,457   12,536,457

  Investment in securities,
   at market value:
      Entergy Corporation
       common stock, 995,243
       shares (cost
       $21,600,230) *     $35,828,748                                                                                 35,828,748

      Gulf States Utilities
       Company  $4.40 Dividend
       Preferred Stock,
       961 shares (cost $60,471)      $62,465                                                                             62,465
      Gulf States Utilities
       Company  $9.75 Dividend
       Preferred Stock,
       280 shares (cost $34,869)       27,544                                                                             27,544
  Investment in mutual funds,
    at market value:
      Acorn Fund,  1,539,606 units
         (cost $16,025,838) *                 $21,477,501                                                             21,477,501

      Guardian Fund,  152,460 units
         (cost $2,815,391)                                $2,835,751                                                   2,835,751

      Puritan Fund,  143,894 units
         (cost $2,306,869)                                           $2,266,337                                        2,266,337

   U. S. Government Notes, at
    market value:
      Federal Home Loan Bank
       Discount Note, 3.20%, due
       1/4/94  (cost $16,244,540) *                                              16,244,545                           16,244,545
      Tennessee Valley Authority
       Zero Coupon Note, 3.19%,
       due 2/10/94(cost $9,946,094)*                                              9,946,090                            9,946,090
      Other notes (in
       aggregate)(cost $20,635,715).*                                            15,885,032   4,763,176               20,648,208
   Investment Contracts, at
     contract value:
      Principal Mutual Life
       Insurance Company                                                                      6,244,837                6,244,837
      Provident Life &
        Accident Insurance
        Company                                                                               3,643,779                3,643,779
      Provident National
       Assurance Company                                                                      5,957,745                5,957,745
      The Prudential Insurance
         Company of America *                                                                 9,769,170                9,769,170
      State Mutual Life
       Assurance Company                                                                      3,641,990                3,641,990
      CNA Insurance Company                                                                   3,751,871                3,751,871
   Investment in IDS Trust
     Fund, at market
      value, 141,419
      units (cost $4,950,143)                                                                 4,975,815                4,975,815
   Temporary cash
     investments              245,448             791,024    868,877    544,729   1,043,938   2,145,123                5,639,139
                          ------------------------------------------------------------------------------------------------------

Net Assets Available for
  Benefits                $36,074,196 $90,009 $22,268,525 $3,704,628 $2,811,066 $43,329,646 $44,937,661 $12,536,457 $165,752,188
                          ======================================================================================================

* Investment represents 5% or more of total net assets

See Notes to Financial Statements.


                                GULF STATES UTILITIES COMPANY
                                   EMPLOYEES' THRIFT PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            for the year ended December 31, 1994

                                                            Fund Information
                                                                                            Investment
                          Common   Preferred    Acorn     Guardian    Puritan    Savings     Contract  Participant
                           Stock     Stock      Fund       Fund        Fund       Fund        Fund       Loans      Total
Contributions:
  Employees             $1,148,338           $2,201,995   $655,671   $464,337  $2,547,609  $2,464,541               $9,482,491
  Employer                 473,505              831,502    251,619    186,192   1,179,552     979,662                3,902,032
                       -------------------------------------------------------------------------------------------------------
                         1,621,843            3,033,497    907,290    650,529   3,727,161   3,444,203               13,384,523
                       -------------------------------------------------------------------------------------------------------
Net Investment Income:
  Interest income           18,456               16,723      6,636      4,852   1,541,584   2,819,947    $780,354    5,188,552
  Dividend income        1,709,764   $5,678   1,159,107    123,558    317,076                                        3,315,183
                       -------------------------------------------------------------------------------------------------------
                         1,728,220    5,678   1,175,830    130,194    321,928   1,541,584   2,819,947     780,354    8,503,735
                       -------------------------------------------------------------------------------------------------------
Net appreciation
  realized/unrealized
  (depreciation) in
  market value of
  investments          (13,666,706)  (6,362) (3,545,207)  (136,991)  (279,583)      8,353      63,662              (17,562,834)
                       -------------------------------------------------------------------------------------------------------
Distributions:
  Cash                  (1,293,588)          (1,892,174)  (233,608)  (265,584) (9,269,807) (6,444,499)             (19,399,260)
  Securities withdrawn
   in kind              (2,220,712)  (6,061) (1,543,950)  (240,247)  (276,438)                                      (4,287,408)
  Loans distributed                                                                                      (623,243)    (623,243)
                       -------------------------------------------------------------------------------------------------------
                        (3,514,300)  (6,061) (3,436,124)  (473,855)  (542,022) (9,269,807) (6,444,499)   (623,243) (24,309,911)
                       -------------------------------------------------------------------------------------------------------
Transfers between funds    (93,390) (22,028)  2,825,588  1,302,373  1,041,751  (1,923,626) (1,739,090) (1,391,578)           -
                       -------------------------------------------------------------------------------------------------------
Increase (decrease) in
  Net Assets Available
  for Benefits         (13,924,333) (28,773)     53,584  1,729,011  1,192,603  (5,916,335) (1,855,777) (1,234,467) (19,984,487)

Net Assets Available
  for Benefits,
  Beginning of Year     36,074,196   90,009  22,268,525  3,704,628  2,811,066  43,329,646  44,937,661  12,536,457  165,752,188
                       -------------------------------------------------------------------------------------------------------
Net Assets Available
  for Benefits,
  End of Year          $22,149,863  $61,236 $22,322,109 $5,433,639 $4,003,669 $37,413,311 $43,081,884 $11,301,990 $145,767,701
                       =======================================================================================================


See Notes to Financial Statements.


                                GULF STATES UTILITIES COMPANY
                                   EMPLOYEES' THRIFT PLAN
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           for the year ended December 31, 1993

                                                    Fund Information
                                                                                       Investment
                        Common  Preferred   Acorn     Guardian    Puritan    Savings    Contract  Participant
                        Stock    Stock      Fund        Fund        Fund      Fund        Fund        Loans      Total
Contributions:
  Employees          $1,433,562          $1,909,919    $89,679    $61,481  $3,468,619  $3,122,515              $10,085,775
  Employer              587,980             690,899     31,443     21,077   1,582,537   1,189,017                4,102,953
                    ------------------------------------------------------------------------------------------------------
                      2,021,542           2,600,818    121,122     82,558   5,051,156   4,311,532               14,188,728
                    ------------------------------------------------------------------------------------------------------
Net Investment Income:
  Interest income         5,029               3,649        383        315   1,447,050   2,710,110    $848,323    5,014,859
  Dividend income                $6,962     955,821                73,763                                        1,036,546
                    ------------------------------------------------------------------------------------------------------
                          5,029   6,962     959,470        383     74,078   1,447,050   2,710,110     848,323    6,051,405
                    ------------------------------------------------------------------------------------------------------
Net appreciation
 realized/unrealized
 (depreciation) in
 market value of
 investments          7,586,006      67   3,632,565     20,359    (40,533)     12,494      25,672               11,236,630
                    ------------------------------------------------------------------------------------------------------
Distributions:
  Cash                 (300,666) (2,199)   (118,741)      (912)      (912) (2,356,056) (1,070,310)              (3,849,796)
  Securities withdrawn
   in kind             (311,993)             (4,749)                                                              (316,742)
Loans distributed                                                                                     (38,376)     (38,376)
                    ------------------------------------------------------------------------------------------------------
                       (612,659) (2,199)   (123,490)      (912)      (912) (2,356,056) (1,070,310)    (38,376)  (4,204,914)
                    ------------------------------------------------------------------------------------------------------
Transfers between
 funds               (8,808,976) (7,062)  2,316,806  3,563,676  2,695,875  (6,296,677)  5,893,009     643,349            -
                    ------------------------------------------------------------------------------------------------------
Increase (decrease) in
 Net Assets Available
 for Benefits           190,942  (2,232)  9,386,169  3,704,628  2,811,066  (2,142,033) 11,870,013   1,453,296   27,271,849

Net Assets Available
 for Benefits,
 Beginning of Year   35,883,254  92,241  12,882,356          -          -  45,471,679  33,067,648  11,083,161  138,480,339
                    ------------------------------------------------------------------------------------------------------
Net Assets Available
 for Benefits,
 End of Year        $36,074,196 $90,009 $22,268,525 $3,704,628 $2,811,066 $43,329,646 $44,937,661 $12,536,457 $165,752,188
                    ======================================================================================================

See Notes to Financial Statements.

                     GULF STATES UTILITIES COMPANY
                        EMPLOYEES' THRIFT PLAN
                     Notes to Financial Statements


1. Summary of Significant Accounting Policies

   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and the changes in net assets available for benefits for Gulf States Utilities Company (GSU) Employees' Thrift Plan (Plan).

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged against net assets when paid. This accounting method differs from that required in the Department of Labor Form 5500 which requires benefits payable to be accrued and charged against net assets in the period the liability arises. Net assets available for benefits as of December 31, 1994 and 1993 and the net increase in net assets available for benefits for each of the years in the two-year period ended December 31, 1994 differ from that to be reported in the Form 5500 as follows:


                                           Net Assets Available
                                                for Benefits

                                           1994            1993

        As reported herein             $145,767,701     $165,752,188
        Accrued benefits payable         (5,009,619)           -
        Accrued interest                      -             (254,196) *
                                       ------------     ------------
        To be reported in Form 5500    $140,758,082     $165,497,992
                                       ============     ============

                                        Net Increase in Net Assets
                                          Available for Benefits

                                          1994            1993

        As reported herein            ($19,984,487)      $27,271,849
        Accrued benefits payable        (4,755,423)            -
        Accrued interest                     -              (254,196) *
                                      ------------       -----------
        To be reported in Form 5500   $(24,739,910)      $27,017,653
                                      ============       ===========

   * The 1993 Form 5500 was prepared on the cash basis of accounting. During 1994 the Company changed to the accrual basis of accounting for the Form 5500.

   Investments: Investments in common stock and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the
   Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
   1974 (ERISA), as amended. Investments in preferred stock are valued in the same manner where such prices are available. If such prices are not available, the preferred stock is valued based upon an approximation of market value made by a registered securities dealer. Cash equivalents are valued at cost, which approximates fair value. The values of guaranteed investment contracts (GICs) are recorded at cost, which approximates fair value. Cost represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. Participant loans are carried at unpaid principal balance since there is no market for these loans.

   Expenses: All costs and expenses incurred in the direct purchase or sale of securities and fees charged under the Investment Contract Fund are charged to participants' accounts. All administrative expenses of the Plan are borne by the Company. However, the Plan reserves the right to have future administrative expenses paid from the Plan's assets.

   Purchases and sales of securities are accounted for on the trade date.

   Tax  status:   The Internal Revenue Service has issued  a  favorable
   determination letter on September 23, 1988 stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (Code) and is exempt from federal income taxes under
   Section 501(a) of the Code. In July 1994, GSU submitted an application for a favorable determination pursuant to the Tax Reform Act of 1986 for the Plan which was amended and restated. It is expected that the Plan, as amended, will comply with the provisions of the Tax Reform Act of 1986, and will continue to meet the requirements of the Code. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

   Concentration of credit risk: Periodically the Plan invests in certificates of deposit with a small number of banks. For deposit insurance purposes, the certificates of deposit are considered to be owned by each participant and insured up to $100,000 per participant. However, since December 19, 1992, the insurance coverage of $100,000 per participant will be available only if the bank issuing the certificate of deposit is eligible to accept "brokered deposits" under the FDIC Improvement Act of 1991.

   The Plan invests in government notes and securities which include direct obligations of the United States Government (U.S.), or obligations of agencies or instrumentalities thereof, which are backed by the full faith and credit of the U.S.

   The Plan invests in guaranteed investment contracts with five insurance companies and is subject to credit risk with respect to these insurance companies.

2. Summary of Plan Provisions

   The following description of the Plan is provided for general information purposes only. Plan participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General: The Plan is a defined contribution plan of GSU and is subject to the provisions of ERISA. The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling Plan assets, and for disclosure of Plan Information.

   Eligibility: The Plan is available to all employees of GSU who have completed one year of service during which they worked 1,000 or more hours. See "Entergy Corporation/Gulf States Utilities Company Merger" below.

   Contributions: Contributions made by or on behalf of participants are deposited with Texas Commerce Bank in Beaumont as Trustee for the Plan. Effective January 1, 1995, Hibernia National Bank of New Orleans became Trustee for the Plan. All assets of the Plan were transferred to Hibernia in early January 1995. Participants may elect to contribute, through payroll deductions, 2 to 6 percent of their base salary (Basic). GSU will make matching contributions to the Plan in an amount equal to 50 percent of a participant's Basic contribution (Matching). Participants may contribute an additional 2 to 10 percent of their base salary (Supplemental) for which there are no Matching contributions. Basic and Supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis or a combination of both. Contributions are monitored and limited by federal tax legislation. The limit for the 1994 401(k) contribution was $9,240.

   Investments: Employee and Company contributions made on behalf of participants are invested by the Trustee as specified by each employee participant. Earnings on participant contributions are allocated based on participants' account balances as of the first day of each month.

   In 1977, the Company amended the Plan to eliminate the investment option in the Company's $4.40 Dividend and $9.75 Dividend Preferred Stocks; consequently, no employees are making contributions under this option. Investments in Preferred Stock held prior to the amendment date are still retained as assets available for benefits. Effective September 1, 1993, the Board amended the Plan to include two mutual funds, the Puritan Fund and the Guardian Fund, as new investment options under the Plan.

   Participant's may direct contributions to the following investment options as available:

        Option A: Entergy Corporation Common Stock Fund - Funds are invested in common stock of Entergy Corporation.

        Options B: GSU $4.4O Preferred Stock and GSU $9.75 Preferred Stock - the Plan was amended to eliminate this investment option effective December 15, 1977. However, balances are retained as assets available for benefits.

        Options C: Savings Fund - funds are invested in saving accounts and certificates of deposit, and other investments backed by the full faith and credit of the United States of America and its agencies and instrumentalities.

        Options D: Investment Contract Fund - funds are invested in various investment contracts and cash reserves, and pooled or commingled funds holding investment contracts and similar fixed income investments.

        Options E: Acorn Fund - funds are invested in common stock and securities convertible into common stock. Additionally investments may be made in preferred stock, transactions in option, securities in future contracts and in obligations such as bonds, debenture and notes. This mutual fund invests with the objective of capital growth.

        Options F: Puritan Fund - funds are invested in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks and bonds. This mutual fund invests with the objective of obtaining as much income as possible, consistent with the preservation and conservation of capital.

        Options G: Guardian Fund - funds are invested in a large number of common stocks of long-established, high quality companies. This mutual fund invests with the objective of capital appreciation first, and then secondarily for current income.

   As of December 31, 1994, the Plan had the following number of participants in each investment option:
                                               Number of
                                              Participants
         Option A: Common Stock                   2,227
         Option B: Preferred Stock                   39
         Option C: Savings                        3,288
         Option D: Investment Contract Fund       1,951
         Option E: Acorn Fund                     1,523
         Option F: Puritan Fund                     553
         Option G: Guardian Fund                    656


   Vesting:   Amounts contributed by participants and the  Company  are
   fully vested at time of deposit.

   Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will receive the total value of their accounts, determined as of the date of termination.

   In-Service Withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their Basic and Supplemental after-tax. These withdrawals may be subject to a 10% penalty unless the participant is age 59 1/2 or older. The Plan also has a financial hardship withdrawal provision.

   Loans to Participants: The Plan has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account(s) based on the balance of such account(s). The amount borrowed is deducted from the participant's eligible account(s) and repaid with interest in accordance with an established schedule. If a participant with an outstanding loan separates from service, and is not retired, the remaining principal balance of the loan is treated as a taxable distribution and may be subject to 10% penalty unless the amount is repaid in full within a specified period from the date of separation.

   Distributions Upon Separation from Service: Upon leaving the Company, participants become eligible to receive a single-sum distribution of the entire vested value of the Plan accounts, with certain additional provisions regarding account balances under $3,500 and attaining age 70 1/2.

   Asset Value Per Unit: The net asset value per unit for the Common Stock Fund, Preferred Stock Fund, Acorn Fund, Guardian Fund and Puritan Fund as of December 31, 1994 and 1993, were as follows:

                                       1994         1993
       Common Stock Fund:
       Net Asset Value per unit       $21.88       $36.00

       Preferred Stock Fund:
       Net Asset Value per unit -
       $4.40 Dividend Series          $56.00       $65.00
       Net Asset Value per unit -
       $9.75 Dividend Series          $98.00       $98.37

       Acorn Fund:
       Net Asset Value per unit       $12.16       $13.95

       Guardian Fund:
       Net Asset Value per unit       $18.23       $18.60

       Puritan Fund:
       Net Asset Value per unit       $14.81       $15.75

   Inactive accounts: The amounts allocated to accounts of Plan participants who have withdrawn from participation in the earnings and operations of the Plan, but for which disbursements of those funds from the Plan has not yet been made is $40,269,342.

3. Entergy Corporation/Gulf States Utilities Company Merger

   On December 31, 1993, Entergy Corporation and Gulf States Utilities Company (GSU) consummated their merger. GSU became a wholly owned subsidiary of Entergy Corporation. Accordingly, 1,783,590 shares of Gulf States Utilities common stock held by the Plan were converted to 995,243 shares of Entergy Corporation common stock effective December 31, 1993. On May 5, 1994, the Board of Directors of Entergy Corporation (Board) approved the combination of the Entergy Savings Plan and the Plan. This combination was approved by the GSU Board of Directors on May 23, 1994. The combination was completed on January 1, 1995 for GSU management, however is currently pending collective bargaining approval.

                        GULF STATES UTILITIES COMPANY
                           EMPLOYEES' THRIFT PLAN
        ITEM 27 (a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           as of December 31, 1994

                                                     Par/Maturity
Description of Investment                               Value           Cost        Current Value
Entergy Corporation Common Stock                    $.01 par value   $22,077,660     $21,337,619
                                                                     ===========     ===========

Gulf States Utilities Company:
  $4.40 dividend preferred stock                          $71,200        $44,098         $39,872
  $9.75 dividend preferred stock                           21,800         27,062          21,364
                                                      -----------    -----------     -----------
                                                          $93,000        $71,160         $61,236
                                                      ===========    ===========     ===========

Investment Contracts:
  Continental Assurance Pension
    Investment Fund GP# 12825                                          3,947,784       3,947,784
  Principal Mutual Pension GIC #4-3226                                 6,672,092       6,672,092
  Provident National Assurance Company
    GIC Contract #027-04834
    9.02% due 3/31/96                                                  6,447,667       6,447,667
  Provident Life & Accident Insurance Company
    GIC Contract  #GA-627-06486
    5.53%,due 9/30/97                                                  3,827,741       3,827,741
  State Mutual Life Assurance Company
    GIC Contract #GA-92030A
    5.42%, due 9/30/97                                                 3,822,213       3,822,213

IDS Trust - #IM1700                                                   17,096,439      17,185,773
                                                                     -----------     -----------
                                                                     $41,813,936     $41,903,270
                                                                     ===========     ===========

Government Notes and Securities:
  Federal National MTG Assn
    Discount Note, 6.02 %, due 3/24/95                 $2,600,000     $2,561,986      $2,560,238
  U.S. Treasury Bills
    due 2/16/95                                         4,250,000      4,146,612       4,145,602
  U.S. Treasury Note
    3.875%, DTD 3/1/93, due 2/28/95                     2,000,000      1,987,656       1,995,000
  U.S. Treasury Notes
    3.875%, due 4/30/95                                 4,700,000      4,657,590       4,664,750
  U.S. Treasury Note
    4.25%, due 1/31/95                                  2,000,000      1,993,125       1,998,120
  U.S. Treasury Bills
    5.35% due 2/09/95                                   6,000,000      5,925,180       5,927,160
  U.S. Treasury Bills
    5.429% due 3/23/95                                  2,000,000      1,950,735       1,949,705
  U.S. Treasury Bills
    4.29% due 4/6/95                                    1,300,000      1,243,610       1,238,617
  U.S. Treasury Bills
    5.173% DTD 7/28/94, due 1/26/95                     4,300,000      4,255,882       4,264,030
                                                      -----------    -----------     -----------
                                                      $29,150,000    $28,722,376     $28,743,222
                                                      ===========    ===========     ===========
Acorn Investment Trust - Acorn Fund                                  $19,768,063     $21,220,954
                                                                     ===========     ===========

Neuberger & Berman Equity Trust - Guardian Fund                       $5,313,923      $5,198,888
                                                                     ===========     ===========

Fidelity Puritan Fund Incorporated - Puritan Fund                     $4,108,201      $3,803,336
                                                                     ===========     ===========


Temporary Cash Investments:
  Fidelity Institutional Cash
    Portfolio U.S. Treasury
    Portfolio II #695                                   1,565,290      8,362,608       8,362,608
  Fidelity Institutional Cash                                          3,290,821       3,290,821
                                                                     -----------     -----------
                                                                     $11,653,429     $11,653,429
                                                                     ===========     ===========

Interest Receivable                                                        -         $   543,757
                                                                     ===========     ===========
Participant Loans (Rate 6% - 8.5%)                                         -         $11,301,990
                                                                     ===========     ===========
Total Assets Held for Investment Purposes                           $133,528,748    $145,767,701
                                                                    ============    ============




                        GULF STATES UTILITIES COMPANY
                           EMPLOYEES' THRIFT PLAN
              ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                     for the year ended December 31, 1994

                                                                       Selling or
                                                          Purchase     Redemption                   Gain/
Description of Transactions                              Price (1)      Price (1)    Cost (1)        Loss
Purchases of U.S. Government Notes                         7,948,667
                                                          17,976,029
                                                           9,967,100
                                                          18,064,527
                                                          11,911,361
                                                           8,339,860



Aggregate purchases of U.S. Government Notes             289,200,020

Redemptions of U.S. Government Notes                                    16,244,540    16,244,540       -
                                                                        17,976,029    17,976,029       -
                                                                         7,933,824     7,933,824       -
                                                                         7,948,667     7,948,667       -
                                                                         9,946,094     9,946,094       -
                                                                         9,967,100     9,967,100       -
                                                                        18,064,527    18,064,527       -
                                                                         8,367,485     8,367,485       -
                                                                        12,909,141    12,909,141       -
                                                                         8,339,860     8,339,860       -


Aggregate redemptions of U. S. Government Notes                        275,572,830   275,584,758    (11,928)


Aggregate purchases of Entergy Corporation's
   Common Stock                                            9,372,335


Aggregate redemption of Entergy Corporation's                            2,539,515     2,203,322    336,193
   Common Stock






(1)  Amounts include all fees incurred in  connection with the transaction.


                     GULF STATES UTILITIES COMPANY
                        EMPLOYEES' THRIFT PLAN


                               SIGNATURE


      The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   GULF STATES UTILITIES COMPANY
                                   EMPLOYEES' THRIFT PLAN


                                   By:  /s/ William O. VanAs
                                        William O. VanAs
                                           Director of
                                        Employee Benefits


Dated:  June 26, 1995